

October 2, 2013

Via E-mail
Mr. Darryl Reed
Chief Executive Officer
Next Generation Energy Corporation
4270 John Marr Drive, Unit 1575
Annandale, VA 22003

> **Re: Next Generation Energy Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 22, 2013**
> **File Number 002-74785-B**

Dear Mr. Reed:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Financial Statements for the Year Ended December 31, 2012

Consolidated Statements of Cash Flows, page F-7
Note 5, Common Stock, pages F-14 and F-15
Note 13, Related Party Transactions, pages F-18 and F-19

1.   Please tell us and disclose the nature of the $1,225,000 in accounts payable and accrued expenses that were settled on December 3, 2012 by the issuance of 70,000,000 shares of common stock to your CEO Darryl Reed. Also, please explain the whether these

expenses represent amounts paid directly by Mr. Reed on behalf of the Company or were for services that he provided to the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director